Filed by Adobe Systems Incorporated Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Macromedia, Inc.

Commission File No. of Subject Company: 000-22688

*** *** ***

The following e-mail was sent to all employees of Adobe Systems Incorporated on July 11, 2005:

From: Employee Communications
Sent: Monday, July 11, 2005 5:32 AM
To: alladobe@adobe.com; alladobe-temp@adobe.com
Subject: alladobe: Integration Planning Update — No. 4

This is the fourth in a series of twice-monthly newsletters designed to keep you up-to-date regarding integration planning for the Adobe–Macromedia acquisition. Adobe anticipates the acquisition to close this fall, pending approval by stockholders, the SEC and other regulatory agencies.  At that time, we will begin operating as one company and begin executing on the integration plans.

Adobe and Macromedia to Provide the Department of Justice with Additional Information and Documentation

Responding to a request by the Department of Justice (DOJ), Adobe and Macromedia announced today that they will provide additional information and documentation related to the pending acquisition of Macromedia. This request, commonly referred to as a “second request”, is a step in the DOJ’s merger review process, and will be responded to promptly.

The second request is limited to information about the companies’ products in the areas of web authoring/design and vector graphics illustration. Responding to this request provides both companies with the opportunity to help the DOJ better understand our products in these areas. While this second request does extend the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act, Adobe still anticipates the acquisition to close this fall, pending approval by stockholders, the SEC and other regulatory agencies.

Additionally, both companies expect to hold meetings of their respective stockholders to approve the acquisition in September 2005.

See the press release < http://www.adobe.com/aboutadobe/pressroom/main.html> issued today for more information.

Notes from the Road

In recent weeks, executives from Adobe and Macromedia have met with employees to get acquainted, explain the integration planning process, and answer questions. For example, Bruce has been to Macromedia’s headquarters in San Francisco several times in the past month to conduct Q&A sessions with employees. Topics covered in these sessions include Adobe’s culture and product development strategy, as well as Bruce’s views on the synergies between the two companies.

Since the acquisition announcement in April, Stephen Elop, Macromedia’s CEO, has visited with both Macromedia and Adobe field team members in many locations around the world, including offices in San Jose, Asia-Pacific, the UK and Japan.

“In all cases, I was pleased to see the common themes among our respective field teams: the need to take care of our customers, the desire to be innovative in our solutions and how we do business, and the excitement surrounding the industry-defining platform that the combined company will be taking to market,” Stephen said. “At the same time, it was great to see everyone’s focus on today’s business — people aren’t letting the integration planning process become a major distraction. I can’t wait to work with the combined organizations as a single, integrated team.”

In late June, Shantanu traveled to Macromedia’s office in Newton, MA. During his visit, he had an opportunity to tour the site, learn more about certain aspects of Macromedia’s business, and get better acquainted with senior leaders, managers and employees.  The Newton facility primarily focuses on the developer community and enterprise product development, and is also the center of Macromedia’s professional services organization.

Digby Horner, senior vice president, Engineering Technology Group, recently returned from a brief trip to India, where he spent time at both the Adobe and Macromedia offices.  While visiting Macromedia’s Bangalore facility, Digby held an All Hands meeting where he talked about Adobe’s history, products and culture. At the end of the All Hands, there was a lively Q&A session. “There was a lot of passion in the room,” said Digby.  “I think some great strengths will emerge when we are able to work together.”

Digby also learned that Macromedia uses the same kinds of development models that Adobe uses in India. “They have taken some of their current products and moved those entirely to India. They’ve also built a series of extension teams in India that augment their core teams in the U.S.,” he explained.  “Additionally, they provide development and quality engineering for certain products.  Those models are exactly the same as the ones we have in India.”

RESOURCES TO HELP YOU LEARN MORE

Knowing the Business (KTB) Sessions

Acquisition-related sessions will be held on July 15 and 22, and most Fridays in August. These sessions will be hosted by executives from Macromedia and will include an introduction to Macromedia’s products and technologies. Information presented in these sessions will be based on information that is publicly available.

July 15: Kevin Lynch will give an overview of the Flash Platform, which is “the world’s most pervasive software platform, used by over one million professionals and reaching more than 97% of Internet-enabled desktops worldwide, as well as a wide range of devices”  (source: www.macromedia.com).

July 22: David Mendels will speak about Macromedia’s Rich Internet Applications, which allow users to deliver application front ends that combine desktop software functionality with the broad reach and low cost deployment of the web.

Look for more detailed information on upcoming sessions in the next issue of this newsletter as well as on the Knowing the Business intranet site. < http://icomm.corp.adobe.com/int_comm/friday.html>

Employee Intranet Site

To learn more about the Adobe-Macromedia acquisition, please visit Inside the Acquisition. <http://icomm.corp.adobe.com/acq/index.asp> Here you will find a variety of resources including FAQs, links to the first three issues of this newsletter, and links to the slide presentations made at the June 3 acquisition-related KTB session.

Additional information is available on the external Adobe-Macromedia Acquisition Web site.

<http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html/>

If you have further questions, please direct them to the Integration Program Office. <acquisition_macr@adobe.com>

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this communication include expectations about the timing of the merger and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals. Actual results may differ materially from those contained in the forward-looking statements in this communication. Adobe undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Adobe Systems Incorporated has filed a registration statement on Form S-4, and Adobe and Macromedia, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-832-5995.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on June 20, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.